December 20, 2024

Lukas Studer
Director
Evertect AG
Grafenauweg 10
6300 Zug, Switzerland

       Re: Evertect AG
           Amendment No. 2 to Draft Registration Statement on Form 10-12B Submitted December 12, 2024
           CIK No. 0002035989
Dear Lukas Studer:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10-12B
Exhibit 99.1
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments, page 79

1. Refer to Adjustment (e). Please identify the adjustment on the face of the pro forma financial statements.
2. Refer to Adjustment (c). We note your disclosure that for this pro forma adjustment, you have assumed for this purpose that holders of 20% of the bonds will not accept the debt-for-debt exchange offer (and that holders of 80% of the bonds will accept the
 December 20, 2024
Page 2

      debt-for-debt exchange offer), except for $50 million of bonds due in 2031, where you have assumed that holders of 100% of the bonds will consent to an issuer/guarantor substitution. Please note that Rule 11-02(a)(10) of
Regulation S-X
      requires that if significantly different results may occur, you should provide additional pro forma presentations which give effect to the range of possible results. Please advise or revise accordingly.
Autonomous Entity Adjustments, page 80

3. Refer to Adjustment (i). Please revise to discuss the material assumptions used and how the amount was calculated or determined. See Rule 11-2(a)(11)(iii) of Regulation
      S-X.
4. Refer to Adjustment (j). Please note that autonomous entity adjustments reflect changes in your costs resulting from agreements in place. Changes in costs that are not evidenced by agreements in place would ordinarily not be autonomous entity adjustment. Tell us your basis for including one-time stand-up costs expected to be incurred as autonomous entity adjustment.
Management Adjustments, page 80

5. We note your management adjustments include recurring costs required to operate new functions as a public company. Please clarify whether these costs include costs reflected in Adjustment (i) that are related to the Transition Services Agreement.


       You may contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Brandon Van Dyke